Relmada Therapeutics, Inc.

880 Third Avenue, 12th Floor

New York, NY 10022

October 11, 2019

VIA EDGAR

Tonya K. Aldave

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Relmada Therapeutics, Inc.
Registration Statement on Form S-l
Filed August 12, 2019
File No. 333-233228

Dear Ms. Aldave:

We are in receipt of your comment letter dated August 20, 2019 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by Relmada Therapeutics, Inc.’s (the “Company”) responses:

Registration Statement on Form S-1

Description of Securities, page 93

1.	We note your forum selection provision identifies the Eighth Judicial District Court of Clark County, Nevada as the exclusive forum for certain litigation, including any “derivative action.” Please describe this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE:

On page 97 of the prospectus we have described our forum selection provision that is contained in our bylaws. We have also disclosed that to the fullest extent permitted by law this provision applies to actions arising under the Securities Act or Exchange Act. We have also revised the prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to any actions arising under the Securities Act or Exchange Act, we will inform investors in future filings on Forms 8-K, 10-K or 10-Q, as applicable, that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

General

2.	Please update your financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.

RESPONSE:	We have updated our financial statements and related disclosures in the prospectus to comply with Rule 8-08 of Regulation S-X. We have included the audited financial statements for the year ended June 30, 2019, our most recent fiscal year end.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Relmada Therapeutics, Inc.

By:	/s/ Sergio Traversa
Sergio Traversa
Chief Executive Officer